[Freshfields Bruckhaus Deringer US LLP]

June 26, 2018

VIA EDGAR AND HAND DELIVERY

Donald E. Field

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                             KLX Inc.

Preliminary Proxy Statement on Schedule 14A
Filed June 1, 2018
File No. 001-36610

Dear Mr. Field:

On behalf of KLX Inc. (the “Company”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the letter dated June 20, 2018, regarding the Company’s preliminary proxy materials on Schedule 14A, File No. 001-36610, filed on June 1, 2018 (the “Preliminary Proxy”).  The Company has filed Amendment No. 1 to the Preliminary Proxy (the “Amendment”), today by electronic submission.  The Staff’s comment is set forth below, followed by the Company’s corresponding response.

The numbered paragraph and headings in this response letter correspond to the original numbered paragraph and headings in the Staff’s letter.  For ease of reference, we have repeated the Staff’s comment in bold text preceding the response.  Defined terms used but not defined herein have the meanings set forth in the Preliminary Proxy.

Preliminary Proxy Statement filed June 1, 2018

Recommendation of the KLX Board
Reasons for the Merger, page 62

1.              Please discuss whether the KLX Board considered current or historical market prices in comparison to the merger consideration and in light of the proposed spin-off.  We note that shareholders do not have a sense of whether the merger consideration is a premium to current or historical market prices factoring in the proposed spin-off.  In this regard, please provide us with copies of the board books and any other materials prepared by Goldman Sachs.

In response to the Staff’s comment, the Company has added disclosure on page 63 of the Amendment with respect to the KLX Board’s consideration of market prices in comparison to the merger consideration and in light of the proposed spin-off.

The Company also respectfully informs the Staff that copies of the board presentations, each dated April 27, 2018, prepared by Goldman Sachs & Co. LLC (“Goldman Sachs”) in connection with Goldman Sachs’ fairness opinion and the proposed spin-off, respectively, have been provided directly to the Staff by Cravath, Swaine & Moore LLP, as counsel to Goldman Sachs, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such Rule, such presentations have been provided, together with a request that such presentations be returned promptly following completion of the Staff’s review thereof.  Such presentations are not, and will not be, filed with or deemed to be part of the Preliminary Proxy, including any amendments thereto.  Request for confidential treatment of such presentations and the fact of such request pursuant to the provisions of 17 C.F.R. § 200.83 has been made by Goldman Sachs.

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If you should have any questions or further comments with respect to the Preliminary Proxy, please direct them to the undersigned at (212) 284-4926 or by email transmissions sent to Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:                                Roger Franks, General Counsel, Vice President—Law and Human Resources